PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, December 9, 2004
All amounts are expressed in US dollars, unless otherwise indicated.

Privatization of Linden Bauxite Operations in Guyana Completed

Cambior Inc. is pleased to announce the completion of the transaction, announced on September 13, 2004, for the privatization of certain assets of Linden Mining Enterprises Ltd. (Linmine), located 100 km south of the capital city of Georgetown in Guyana.

A new company, OMAI Bauxite Mining Inc. (OBMI), has been incorporated and is owned 70% by Cambior and 30% by the Government of Guyana. The Government of Guyana is contributing the processing plant and service facilities, the Montgomery mine with significant mineral reserves of 62 million tonnes of bauxite at 60% Al203, and other mining leases and prospecting licenses on additional bauxite resources in the Linden area, including Block 37 with resources of 85 million tonnes of bauxite at 59% Al203. Cambior is investing an amount of $10 million to acquire its 70% interest; of this amount, $5 million is cash and the balance represents $5 million in mine equipment transfers from OMAI Gold Mines Ltd (OGML). OBMI has also received a commitment for a $10 million credit facility from a Caribbean financial institution on a non-recourse basis. This facility is for 10 years at an interest rate of 10.5% per year.

The initial investment, totaling nearly $20 million, will permit the refurbishing of the process plant in order to increase its capacity by at least 100%, improvement of storage and port infrastructures, construction of a new mine mobile equipment shop, construction of a direct haulage road and expansion of the tailings pond, in addition to expansion of the mine fleet. Current production from Linmine is for non-metallurgical (other than aluminium production) applications. The main product is a high-alumina refractory bauxite or RASC (Refractory A Super Calcined) due to the unique chemical and physical properties of Linmine's bauxites. The business plan for the operation currently calls for RASC production of 140,000 tonnes in 2004, 210,000 tonnes in 2005 and 300,000 tonnes in 2006.

Louis P. Gignac, President and Chief Executive Officer, stated: "We are looking forward to making this venture, which is an excellent complement to our gold assets, a success. This project allows us to remain active in Guyana, is an excellent demonstration of our corporate policy of sustainability as Cambior will remain an important employer and economic contributor well beyond the closure of the Omai mine and provides us with a platform to evaluate future gold projects within the country."

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C" and "CBJ.WT.D", trade on the TSX.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, reserve and resource development, production targets and timetables, work programs and schedules, and development plans. Forward-looking statements express, as at the date of this press release, the Company's plans and the anticipated benefits of this privatization, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards and other risks referred to in Cambior's 2003 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:
CAMBIOR INC.
Robert LaVallière
Manager - Investor Relations
Tel: (450) 677-2699
Fax: (450) 677- 3382
E-mail: info@cambior.com

Internet: www.cambior.com

PR-2004-29